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FORM 5
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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1. Name and Address of Reporting Person(1)     2. Issuer Name and Ticker or Trading Symbol     7. Individual or Joint/Group Filing
                                                                                                  (Check applicable line)
                                                                                                   X   Form filed by One Reporting
                                                   MONSANTO COMPANY (MON)                         ---- Person
                                                                                                       Form Filed by More Than One
  Grant           Hugh                                                                            ---- Reporting Person
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  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for
                                                  Number of Reporting        Month/Year
                                                  Person, if an Entity
                                                  (Voluntary)
800 North Lindbergh Blvd.                                                    December 31, 2000
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                 (Street)                                                 5. If Amendment,
St. Louis,      Missouri              63167                                  Date of Original
-------------------------------------------                                  (Month/Year)
  (City)         (State)              (Zip)
                                                                          6. Relationship of Reporting Person to
                                                                             Issuer (Check all applicable)
                                                                                 Director         10% Owner
                                                                             ----              ---
                                                                              x  Officer (give    Other (Specify
                                                                             ----        title ---       below)
                                                                                         below)

                                                                                    Executive Vice President,
                                                                                    Chief Operating Officer
                                                                                    -------------------------


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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned        Form:          direct
                                               (Instr. 8)                                At End Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/                 ----------------------------                         Indirect       Owner-
                                   Year)                Amount    (A) or (D)  Price                          (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)
Common Stock                                                                                55,000              D
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    (1) If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
        Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Option (right to buy)       $20.00                                               (1)  10/16/00    Common  480,000
                                                                                                  Stock
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Phantom Shares              1-for-1         (2)        A      172,050            (2)     (2)      Common
                                                                                                  Stock   172,050       $20.00
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 9. Number of           10. Ownership               11. Nature of
    Derivative              of Derivative               Indirect
    Securities              Security:                   Beneficial
    Beneficially            Direct (D)                  Ownership
    Owned at End            or Indirect (I)             (Instr. 4)
    of Month                (Instr. 4)
    (Instr. 4)

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  480,000                       D
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  652,050                       D
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      Explanation of Responses:

(1)   50% of shares exercisable on March 15, 2002 and 50% of shares exercisable on March 15, 2003, subject to the terms of the
      Issuer's 2000 Management Incentive Plan.

(2)   A Phantom Share Agreement was entered into among the Reporting Person, the Issuer and Pharmacia Corporation pursuant to which the Reporting Person agreed to the termination of his change-of-control agreement with Pharmacia Corporation as of the closing of the Issuer's initial public offering completed October 23, 2000. The phantom share accounts will generally vest on October
      1, 2002, generally subject to: (i) achievement of the performance goal specified in the Phantom Share Agreements that the
      Issuer have positive net income for 2001; and (ii) the Reporting Person remaining employed by the Issuer or its affiliates through October 1, 2002. The phantom share accounts will also vest if: (i) the Reporting Person's employment is terminated before December 31, 2001, without cause, for good reason, or because of death or disability, whether or not the performance goal has been met; or (ii) the Reporting Person's employment is terminated on or after December 31, 2001, without cause, for good reason, or because of death or disability and the performance goal has been met. In addition, the phantom shares will vest if the Issuer undergoes a change of control before December 31, 2001 and the Reporting Person is still employed by the
      Issuer or its affiliates as of that date. Similarly, such vesting will occur if a change of control of Pharmacia Corporation occurs before December 31, 2001 and the Reporting Person is still employed by the Issuer or its affiliates as of that date, and one of the following occurs within one year thereafter: (i) the employment of a majority of the members of the Issuer's leadership team is terminated without cause or for good reason; (ii) the Issuer's headquarters is relocated by more than 35 miles, or a decision to effect such a relocation is publicly announced; or (iii) a decision is announced that Pharmacia
      Corporation will dispose of its majority ownership of the Issuer's stock or otherwise take steps that will result in a change of control of the Issuer and such steps have not been approved by a majority of the Issuer's leadership team. Payment of the value of the phantom shares held in the account will be made to the Reporting Person within 30 days after the last to occur of: (i) vesting of the account; (ii) the date our people committee certifies achievement of the performance goal if such certification is a condition to vesting; and (iii) date of shareowner approval. When the phantom shares are paid, the
      Reporting Person will be entitled to receive cash in the amount of the number of phantom shares allocated to his account multiplied by the share value (as defined in the agreement) as of the date of vesting, however, the amount of such payment shall not be less than the initial value of the Reporting Person's phantom share account.


                                                                                  /s/ Michael D. Bryan*            02/14/01
                                                                                  ------------------------------- -------
                                                                                  Signature of Reporting Person(1)  Date

                                                                                 *Michael D. Bryan, attorney-in-fact for Hugh Grant.

(1) Intentional misstatements or omission of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


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